EXHIBIT C-11

     Joint Statement of the Government of Canada and the Bank of Canada
     on the Renewal of the Inflation-Control Target
     The primary objective of Canada’s monetary policy is to enhance the well-being of Canadians by contributing to sustained economic growth, rising levels of employment and improved living standards. Experience has clearly shown that the best way monetary policy can achieve this goal is by giving Canadian households and businesses confidence in the value of their money.
     It has been 15 years since Canada adopted an inflation-targeting framework to guide its monetary policy. During this time, Consumer Price Index (CPI) inflation has been reduced to a low, stable and predictable level of close to 2 per cent, real output has expanded at an average rate of 3 per cent per year and the unemployment rate has fallen to 30-year lows. Although a generally supportive international environment, coupled with significant domestic economic reforms and a prudent fiscal policy track, has played an important role in these positive developments, a key contributor has been Canada’s monetary policy under the inflation-targeting framework. The joint commitment of the Government of Canada and the Bank of Canada to the inflation targets has helped anchor inflation expectations. It has also provided a more stable and certain economic environment in which Canadians can make their investment and spending decisions.
     Based on this positive experience, the Government of Canada and the Bank of Canada agree to renew the inflation target on the following basis:
•	The target will continue to be defined in terms of the 12-month rate of change in the total CPI.
•	The inflation target will continue to be the 2 per cent mid-point of the 1 to 3 per cent inflation-control range.
•	The agreement will run for another five-year period, ending 31 December 2011.
     The Bank will continue its ongoing research into potential improvements in the monetary policy framework. Before the end of 2011, the Government and the Bank will review the experience over the period and the results of the research, and determine the appropriate target for the years ahead.
     The commitment by the Government and the Bank to this inflation-control target will ensure that Canadians continue to derive the economic and social benefits from low, stable and predictable inflation and will underpin confidence in Canada’s economic prospects in the coming years.